
CARDIOME PHARMA CORP.

6190 Agronomy Road, Suite 405
Vancouver, B.C.
V6T 1Z3

Tel: 604-677-6905
Fax: 604-677-6915

FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME REPORTS FOURTH QUARTER AND FULL YEAR 2013 FINANCIAL RESULTS

Cardiome to conduct conference call and webcast today, March 27, at 8:00 a.m. Eastern (5:00 a.m. Pacific)

Vancouver, Canada, March 27, 2014 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the fourth quarter and year ended December 31, 2013. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States (U.S. GAAP). All share and per share amounts reflect the one-for-five share consolidation that occurred on April 12, 2013.

Financial Results for 2013

Cardiome reported net income of $4.8 million ($0.37 income per share) for the year ended December 31, 2013, compared to a net loss of $18.3 million ($1.49 loss per share) for the year ended December 31, 2012.

Revenue for 2013 was $4.5 million, an increase of $3.7 million from $0.8 million in 2012. During Q3-2013, Cardiome began recognizing the full benefit of all BRINAVESS™ sales worldwide. Prior to Q3-2013, Cardiome benefitted from the sale of BRINAVESS™ in the form of royalties and promotional fees in connection with the collaboration and license agreements with Merck. As Cardiome completes the transition process for regulatory product rights and product distribution responsibility for BRINAVESS™, the company expects to have BRINAVESS™ available to customers in all EU markets where Merck has previously sold the product by the end of the first half of 2014. Correvio's results of operations, including product sales of AGGRASTAT™, have also been included in our financial statements for periods subsequent to the completion of the acquisition.

Selling, general and administration (SG&A) expenditures for 2013 were $16.4 million compared to $9.5 million for 2012. The increase is primarily due to the increase in costs associated with sales and marketing efforts to support the commercialization of BRINAVESS**™** and AGGRASTAT**™**.

Research and development (R&D) expenditures were $0.5 million for 2013, as compared to $6.0 million for 2012. The decrease in R&D expenditures compared to the same period in 2012, was primarily due to the restructuring initiatives in Q3-2012 which eliminated Cardiome's internal research activities.

Acquisition costs of $1.5 million were related to the acquisition of Correvio. Acquisition costs consist of legal, consulting and accounting fees. The company did not have any acquisition costs in 2012.

Restructuring costs of $1.2 million in 2013 related to employee termination benefits incurred in our efforts to integrate Correvio's operations compared to $10.0 million incurred in 2012 which were primarily related to employee termination benefits associated with the company's 2012 workforce reduction initiatives.

Other income for 2013 was $21.6 million, compared to $7.6 million for 2012. The increase in other income in 2013 related primarily to the $20.8 million gain on the settlement of debt owed to Merck, partially offset by the corresponding decrease in interest expense.

Financial Results for the Fourth Quarter 2013

Cardiome reported net loss of $7.2 million ($0.53 loss per share) for the fourth quarter of 2013 (Q4-2013), as compared to net income of $7.7 million ($0.63 income per share) for the fourth quarter of 2012 (Q4-2012). The net loss in Q4-2013 was largely due to an increase in SG&A expenses incurred to support the commercialization of BRINAVESS™ and AGGRASTAT™. The net income in Q4-2012 was largely due to an $11.2 million gain on the settlement of debt owed to Merck.

Revenue for Q4-2013 was $3.9 million, an increase of $3.8 million from $0.1 million in 2012.

SG&A expenditures for Q4-2013 were $7.3 million, as compared to $2.2 million for Q4-2012.

Liquidity and Outstanding Share Capital

At December 31, 2013, the company had cash and cash equivalents of $11.0 million compared to $41.0 million at December 31, 2012. On March 11, 2014, the company received CAD $15 million of gross proceeds from its Primary Offering. Cardiome currently intends to use the net proceeds of the Primary Offering for working capital and general corporate purposes, including to fund expansion of our sales and marketing efforts for BRINAVESS™ and AGGRASTAT™ in Europe and other parts of the world, for funding clinical development and regulatory costs of vernakalant (IV) and vernakalant (oral), and for advancement of Cardiome's business objectives. As of March 26, 2014, the company had 16,520,072 common shares issued and outstanding and 1,140,912 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of CAD $4.44 per share.

Conference Call

Cardiome will hold a teleconference and webcast on Thursday, March 27, 2014 at 8:00 a.m. Eastern (5:00 a.m. Pacific). To access the conference call, please dial **416-764-8688** or **888-390-0546**. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 27, 2014. Please dial 416-764-8677 or 888-390-0541 and enter code 816853# to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT™ (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2014 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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